Filed by AstraZeneca PLC
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: December 14, 2020

The following is a presentation made to investors and analysts by AstraZeneca and posted on its website, www.astrazeneca.com, on December 12, 2020:

Connection details https://astrazeneca.zoom.us/s/99546038702 +44 203 481 5237 +46 8 5052 0017 +1 301 715 8592 ID: 995 4603 8702 | PW: 12121220 Accelerating AstraZeneca’s strategic and financial development AstraZeneca to acquire Alexion 12 December 2020 This webinar and conference call for investors and analysts is being recorded

Forward-looking statements This document may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "envisages", "plans", "projects", "anticipates", "targets", "aims", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion's operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca's and Alexion's operations are discussed in the section entitled "Risk Factors," in each of AstraZeneca's Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion's Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca's and Alexion's current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca's or Alexion's results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this document that may occur due to any change in their expectations or to reflect events or circumstances after the date of this document. Nothing in this document should be construed as a profit estimate or profit forecast. No statement in this document, including statements that the acquisition is accretive to core EPS or enhancing to core operating margins, should be interpreted to mean that earnings per share of AstraZeneca or Alexion for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of AstraZeneca or Alexion. 2

Disclaimer Important additional information Neither this presentation nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this presentation or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations. This presentation is not a circular or prospectus or equivalent document for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation. This presentation does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity. Investors and prospective investors should not make any investment decision on the basis of its contents. A circular in relation to the proposed acquisition described in this presentation is expected to be published in due course. In connection with the proposed acquisition, AstraZeneca intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the "proxy statement/prospectus"), Alexion intends to file a proxy statement with the SEC (the "proxy statement") and each party will file other documents regarding the proposed acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement will be sent to Alexion's shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC's website or from AstraZeneca or Alexion as described in the paragraphs below. Participants in the solicitation Alexion and certain of its directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed acquisition. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion's 2020 special meeting of shareholders, as previously filed with the SEC on 26 March 2020. Free copies of these documents may be obtained as described in the paragraphs above. 3

AstraZeneca's transformation has been pipeline-led

Broad presence

Balanced specialty and primary-care franchises[1]

Leading emerging markets presence

Strong pipeline

17 Phase III medicines and significant lifecycle projects

Advancing early and mid-stage pipeline

Improving financials

Nine blockbuster medicines

Returned to sustainable revenue and earnings growth

Focus on operating leverage and cash flow

Focused on science and patients
Innovative medicines in Oncology and BioPharmaceuticals[2]

1. In YTD 2020, speciality-care medicines (Oncology, *Brilinta*, *Lokelma*, *Evrenzo* and *Fasenra*) comprised 53% of total revenue 2. Cardiovascular, Renal & Metabolism and Respiratory & Immunology.

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AstraZeneca has been expanding its Immunology effort

Focus on achieving leadership in diseases driven by IFN, eosinophilia and epithelial injury across Rheumatology, Dermatology and Gastroenterology

1 Near-term	2 Medium-term	3 Long-term
Anifrolumab in SLE	**Strengthen Rheumatology, enter Dermatology and Gastroenterology**	**Cement our position as a leader in Immunology**
Deliver world-class anifrolumab launch Initiate LCM for anifrolumab, tezepelumab Build targeted capabilities: translational science, clinical expertise, commercial	Expand IFN franchise with launches in CLE, myositis Launch eosinophil (*Fasenra*) and epithelial (tezepelumab, MEDI3506) franchises	Focus R&D on area of high unmet need diseases Precision medicines to disrupt mature markets Explore potential for remission and cure by leveraging AZ cell therapy platform

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Alexion is aligned with our strategy Our external growth strategy is anchored in clear principles Aligns with AstraZeneca’s strategy -Deliver therapy area leadership -Accelerate innovative science AstraZeneca adding value through therapy-area leadership, scientific complementarity, and/or geographical reach Supports top-line growth Right price, supporting attractive investment return Immediately accretive to core earnings Integration manageable; organisation, footprint and culture 6

Industry-leading growth Strong financials diseases1 Alexion is a global leader in immune-mediated rare e e diseases progress made over the last several years 7,000 20% 18% AG10 (e.g. growth, LCM, pipeline expansion) CAGR CAGR 6,000 CAEL-101 • Global leader in the complement system, a critical part of the immune system 5,000 ALXN1840 • Soliris, the first blockbuster medicine Andexxa LCM Ultomiris LCM Soliris LCM 4,000 from 2007 for a rare, immune-mediated blood disorder, PNH2, followed by aHUS3, 3,000 gMG4 and NMOSD5, expanding its use 2,000 • Ultomiris, 2nd-generation medicine launched in 2018 (LoE6 2035) with 1,000 impressive ~70% switch of PNH patients peline in clinical development from Soliris7 to Ultomiris within 18 months of launch 0 11 molecules in 20+ clinical studies across a range of indications Source: Alexion Capital Markets Day, October 2020; Company information 1. A rare disease is a disease impacting less than 200,000 patients in the US Source: Alexion financial statements, Bloomberg, FA, LTM as of September 2020 December 2020. 2. Paroxysmal nocturnal haemoglobinuria 3. Atypical haemolytic uremic syndrome 4. Generalised myasthenia gravis 5. Neuromyelitis optica syndrome disorder 7 6. Loss of exclusivity (US) 7. US, Japan and Germany. Scientific leadership Sha red purpose and values Alexion: market-leadin franchis •Track record of success g complem nt Successful commercial executionRobust pipeline across immune-e with signific Reve nue CAGR 20% 2017-2020 LT ant$m Mmed iated and other rar ALXN2040 ALXN18 ALXN17 30 20 ALXN2050 cerdulatinib Phase IPhase IIPhase III 201 7201 8201 9202 0 LTM Pi

Scientific leadership | Shared purpose and values | Industry-leading growth | Strong financials

Alexion: a pioneer innovator in C5 complement inhibition

Bringing life-saving medicines to more patients

Ultomiris has achieved impressive ~70% conversion in 18 months in PNH across key geographies (US, JP, DE); Ultomiris aHUS conversion underway and tracking PNH

1st Gen (approved 2007)	2nd Gen (approved 2018)	3rd Gen (Phase 1)
Ultra-rare focus & expansion to rare	*Expansion to rare*	*Expansion to larger rare / specialty*
>20K addressable patients	***>250K potential addressable patients***	***>100K potential addressable patients (so far)***


PNH
aHUS
SOLIRIS
NMOSD
gMG


Ph3 NMOSD
Ph3 ALS
Ph3 gMG
Approved PNH
ULTOMIRIS
Ph2 Renal basket
Ph3 QW SC
Ph3 CM-TMA
Ph3 HSCT-TMA
Approved aHUS


Ph1 gMG
Ph1 DM
ALXN1720

Haematology | Neurology | Nephrology

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Scientific leadership Shared purpose and values Industry-leading growth Strong financials Alexion: a pioneer innovator in C5 complement inhibition Bringing life-saving medicines to more patients 3rd Gen (Phase 1) Expansion to larger rare / specialty >100K potential addressable patients (so far) Ph1 gMG 1st Gen (approved 2007) Ultra-rare focus & expansion to rare >20K addressable patients 2nd Gen (approved 2018) Expansion to rare >250K potential addressable patients Ph3 NMOSD Ph3 ALS Ph1 DM PNH aHUS Ph3 gMG Approved PNH Ph2 Renal basket ALXN1720 Ph3 QW SC Ph3 CM-TMA gMG NMOSD Approved aHUS Ph3 HSCT-TMA Haematology Neurology Nephrology 8 Ultomiris has achieved impressive ~70% conversion in 18 months in PNH across key geographies (US, JP, DE); Ultomiris aHUS conversion underway and tracking PNH

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Alexion: accelerating AZ’s strategic and financial development Compelling scientific complementarity and synergy › › › Increased immunology presence: complement system research platform, currently applied in rare diseases Pipeline further strengthened with 11 molecules1 across 20+ clinical development programmes Leveraging AstraZeneca’s precision medicine capabilities Combination of two science and patient-centric organisations › › Focus on science and innovation Patient-centric organisations with high-touch patient support services Further-sustained, industry-leading revenue growth › › › Attractive growth in specialty and highly specialised / rare disease care Leverage AstraZeneca’s global geographical reach to accelerate Alexion’s portfolio and pipeline Double-digit revenue growth through 2025 Improved profitability and strengthened cash flow Core operating margin significantly enhanced in the short-term; continued margin expansion. Synergies c.$500m p.a.2 Double-digit Core EPS accretion for the first three years Strong cash flow, rapid debt deleveraging with an ambition to increase the dividend Strong, investment-grade credit rating to provide strategic and financial flexibility › › › › 9 1. See page 7 for details; 2. Synergies are expected from the combined company and are stated on a pre-tax basis with full run-rate expected to be achieved by the end of the third year following completion of the acquisition

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Alexion: accelerating AZ’s strategic and financial development Compelling scientific complementarity and synergy › › › Increased immunology presence: complement system research platform, currently applied in rare diseases Pipeline further strengthened with 11 molecules1 across 20+ clinical development programmes Leveraging AstraZeneca’s precision medicine capabilities Combination of two science and patient-centric organisations › › Focus on science and innovation Patient-centric organisations with high-touch patient support services Further-sustained, industry-leading revenue growth › › › Attractive growth in specialty and highly specialised / rare disease care Leverage AstraZeneca’s global geographical reach to accelerate Alexion’s portfolio and pipeline Double-digit revenue growth through 2025 Improved profitability and strengthened cash flow Core operating margin significantly enhanced in the short-term; continued margin expansion. Synergies c.$500m p.a.2 Double-digit Core EPS accretion for the first three years Strong cash flow, rapid debt deleveraging with an ambition to increase the dividend Strong, investment-grade credit rating to provide strategic and financial flexibility › › › › 9 1. See page 7 for details; 2. Synergies are expected from the combined company and are stated on a pre-tax basis with full run-rate expected to be achieved by the end of the third year following completion of the acquisition

Scientific leadership | Shared purpose and values | Industry-leading growth | Strong financials

Convergence of two patient-centric care deliveries

Scientific platforms supporting complementary development and commercial channels


Common Diseases
Less Common Diseases
Rare Diseases
Prescribers
GPs / PCPs
Specialists
Highly Specialised
AstraZeneca's Journey
Alexion's Journey
Combined strengths
Immunology
Biologics
Genomics / Genetic
Oligonucleotides

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Scientific leadership Shared purpose and values Industry-leading growth Strong financials Haematology Cold agglutinin diseasePNH TTP wAIHA Nephrology aHUS C3G IgA nephropathy Haemodialysis Multiple Neurology GBS gMG NMOSD Dermatomyositis Mood disorders Dementia Neurotrauma Respiratory Asthma Acute respiratory distress syndrome COPD Myocardial Cardiovascular Antiphospholipid syndrome CAD CHF StrokeDiabetic angiopathy Rheumatology ANCA vasculitis Rheumatoid arthritis Psoriatic arthritis Osteoarthritis Dermatology Pemphigoid Pemphigus Hereditary angioedema Ophthalmology Uveitis Macular degeneration Glaucoma Gastroenterology Crohn’s disease Ulcerative colitis Transplant Other Snake bite Post-infection HUS Anaphylaxis Sepsis NAFLD COVID-19 rejection Abbreviations: aHUS, atypical haemolytic uremic syndrome; ANCA, Anti-neutrophil cytoplasmic antibody-associated vasculitis; C3G, C3 glomerulopathy; CAD, coronary artery disease; CHF, chronic heart failure; COPD, chronic obstructive pulmonary disease; DM, dermatomyositis; GBS, Guillain-Barré syndrome; gMG, generalised myasthenia gravis; HUS, haemolytic uremic syndrome; NAFLD, non-alcoholic fatty liver disease, NHL, non-Hodgkin lymphoma; NMOSD, neuromyelitis optica syndrome disorder; PNH, paroxysmal haemoglobinuria; TTP, thrombotic thrombocytopenia purpura; wAIHA, warm autoimmune haemolytic anaemia. Bold: Alexion marketed medicine; italic: Alexion pipeline indication. *Chart shows select cancer types. 11 Source: Luchini et al., Front Immunol, 2019; Morgan & Harris, Nature Reviews Drug Discovery 2015; Ohtsuki et al., J Am Heart Assoc, 2019; Qiu et al., Ann Nutr Metab, 2019; Risitano et al., Nature Reviews Immunology, 2020; Shahini et al., Nature, 2017. infarction sclerosis Complement system research platform applicable in many diseases Complement technology platform Therapeutic areasRare diseasesCommon diseases Oncology*GlioblastomaLungRenalBreastGastricNHLProstate

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Convergence of two patient-centric care deliveries Scientific platforms supporting complementary development and commercial channels Common Diseases Less Common Diseases Rare Diseases Prescribers GPs / PCPs Specialists Highly Specialised AstraZeneca’s Journey Alexion’s Journey Immunology Biologics Combined strengths Genomics / Genetic Oligonucleotides 12

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Strong C5 franchise, and a number of innovative assets Market-leading and highly durable C5 franchise (Soliris / Ultomiris) › › › Proven impressive product conversion expertise; next generation innovative C5 formulations Multi-pronged expansion in neurology driven by Ultomiris (late stage) and ALXN1720 (early stage) Indication expansion into other disease areas with high unmet needs (ALS, HSCT-TMA, CM-TMA, renal basket) Factor D platform: potential for new Complement franchise › › Potential for transformational new oral therapy in PNH Significant potential in nephrology, including in areas of high unmet needs (e.g. IgAN, C3G) Andexxa: strong synergy with AstraZeneca’s CVRM presence › › Compelling clinical profile in an area of high unmet need Large commercial opportunity driven by growing Factor Xa patients ALXN1840 (Wilson Disease): near-term launch opportunity in an area with significant unmet need › › Differentiated, competitive clinical profile Potential to be the first new Wilson Disease medicine in decades CAEL-101: medium-term opportunity in a severe, multi-organ haematological disorder › › Differentiated, competitive clinical profile with potential to change standard of care Substantial commercial opportunity 13

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Complementary cultures with shared focus on patients • Two companies with shared mission and purpose – to create value for patients through delivery of innovative medicines › Opportunity for shared learnings and innovation across spectrum of primary care, specialty care and rare diseases - - AstraZeneca: Strong history in primary care with increasing focus on specialty care and precision medicine Alexion: Specialised rare disease field force, high-touch patient services organisation, end-to-end supply chain, innovative technologies for patient-finding and diagnoses critical to success in rare disease › › Talented global workforce dedicated to mission-driven performance Emphasis on building a culture that empowers colleagues and supports long-term success • Track record for innovation and leadership in respective therapy areas of focus › AstraZeneca has a heritage of scientific innovation with first PPI, first EGFRi, first EGFR-790Mi, first PARPi, first immunotherapy for Stage III NSCLC, best-in-class HER2 ADC Alexion is a leader in complement biology and other rare diseases with first C5i, first long-acting C5i, first therapies for HPP and LAL-D, first new therapy for gMG in decades and first NMOSD therapy, first specific Xa inhibitor reversal agents › • Combination creates biopharmaceutical innovator with industry-leading, diverse portfolio › › Joint history of portfolio and pipeline diversification benefits combined company Opportunity for greater investment in science to develop transformative medicines Abbreviations: PPI = proton pump inhibitor, EGFR = epidermal growth factor receptor, PARPi = poly-ADP ribose polymerase inhibitors, NSCLC = non-small cell lung cancer, C5i = complement 5 inhibitor, HPP = Hypophosphatasia, LAL-D = Lysosomal acid lipase deficiency, gMG = generalised myasthenia gravis, NMOSD = neuromyelitis optica spectrum disorder, HER2 = epidermal growth factor receptor 2, ADC = antibody drug conjugate 14

Scientific leadership Shared purpose and values Industry-leading growth Strong financials biopharma innovator with strong profitability, ding science and growth Superior Financials ster medicines1, growing ogy, to 12 by 20232 Ms CVRM and Respiratory & Immunology, with strong est growing global rmaceutical company ase III medicines and Sustainable revenue growth and s robust earnings multiple centres of excellence Advancing pipeline with breadth Strong operating leverage and epth of mechanisms cash flow generation nation of two science and patient-centric organisations operating leverage underpinning strong financial flexibility 15 1. Defined as product with end-sales in excess of $1bn globally in 2019. Products include: Tagrisso, Lynparza, Imfinzi, Farxiga, Calquence, Fasenra, Symbicort, Brilinta, Nexium, Crestor and Pulmicort 2. Defined as product with end-sales in excess of $1bn globally in 2023. Products include: Tagrisso, Lynparza, Imfinzi, Farxiga, Calquence, Fasenra, Symbicort, Brilinta, Enhertu, Ultomiris, Soliris and Strensiq. Excludes Nexium A new pure-play and industry-lea Broad Presence Leading commercial infrastruc Scientific leadership in Oncol Strong Pipeline ture 9 blockbu in NA, Europe, APAC and E Balanced primary care, specia lty exper tise in rare diseases Fast care and rare diseases franchi Global R&D platform acros ses 28 Ph biopha s signific ant lifecycle project Combi Increased and d

Scientific leadership Shared purpose and values Industry-leading growth Strong financials biopharma innovator with strong profitability, ding science and growth Superior Financials ster medicines1, growing ogy, to 12 by 20232 Ms CVRM and Respiratory & Immunology, with strong est growing global rmaceutical company ase III medicines and Sustainable revenue growth and s robust earnings multiple centres of excellence Advancing pipeline with breadth Strong operating leverage and epth of mechanisms cash flow generation nation of two science and patient-centric organisations operating leverage underpinning strong financial flexibility 15 1. Defined as product with end-sales in excess of $1bn globally in 2019. Products include: Tagrisso, Lynparza, Imfinzi, Farxiga, Calquence, Fasenra, Symbicort, Brilinta, Nexium, Crestor and Pulmicort 2. Defined as product with end-sales in excess of $1bn globally in 2023. Products include: Tagrisso, Lynparza, Imfinzi, Farxiga, Calquence, Fasenra, Symbicort, Brilinta, Enhertu, Ultomiris, Soliris and Strensiq. Excludes Nexium A new pure-play and industry-lea Broad Presence Leading commercial infrastruc Scientific leadership in Oncol Strong Pipeline ture 9 blockbu in NA, Europe, APAC and E Balanced primary care, specia lty exper tise in rare diseases Fast care and rare diseases franchi Global R&D platform acros ses 28 Ph biopha s signific ant lifecycle project Combi Increased and d

Scientific leadership Shared purpose and values Industry-leading growth Strong financials ortfolio to drive sustai M5, R&I - Organ protection and immune-mediated diseases blood cancers Farxiga, Brilinta, Andexxa, pipeline • • Strensiq, Kanuma • Tagrisso, Imfinzi, Lynparza, Calquence, • Kidney Farxiga, Lokelma, Evrenzo, pipeline Soliris LCM4, Ultomiris LCM, Andexxa LCM; four other late-stage projects Enhertu • • Nine late-stage projects, incl. NMEs2 (ALXN1840, CAEL-101, AG10, Liver capivasertib, tremelimumab, monalizumab and savolitinib ALXN2040); four early to mid-stage Pipeline in NASH7 pipeline projects (ALXN1720, • Lung ALXN1830, ALXN2050, cerdulatinib) • Mid-stage pipeline, incl. oral SERD, Symbicort, Fasenra, Breztri/Trixeo, tezepelumab, PT027, early pipeline Other immune-mediated diseases Fasenra, tezepelumab, brazikumab anifrolumab datopotamab deruxtecan, etc. • 1. Total revenue last four quarters as of Q3 2020 2. New molecular entity. 3. Revenue last four quarters as of Q3 2020 4. Lifecycle management (new approvals/indications). 5. Cardiovascular, Renal & Metabolism 6. Total revenue last four quarters as of Q3 2020, includes New CVRM and Respiratory & Immunology. Rest of CVRM and Other nce across primary to specialised and 16 Stronger innovative p nable growth Oncology $10.8bn | +17%1 Rare diseases $5.9bn | +24%3 CVR $10.0bn | +5%6 •Lung, ovarian, breast, prostate an d •Soliris , Ultomiris •Heart medicines exclude d 7. Non-alcoholic steatohepatitis. Global prese highly specialis ed care

Scientific leadership Shared purpose and values Industry-leading growth Strong financials The combination cements AstraZeneca’s growth leadership AZ double-digit revenue growth AstraZeneca vs. sector peers revenue CAGR (2021E-2024E) New Company Company Company Company Company Company Company Company Company Company AstraZeneca A B C D E F G H I J 17 Source: ’21-24E CAGR based on FactSet median consensus as of 10 December 2020. Median of Peers: 3.6% Cat

Scientific leadership Shared purpose and values Industry-leading growth Strong financials The combination cements AstraZeneca’s growth leadership AZ double-digit revenue growth AstraZeneca vs. sector peers revenue CAGR (2021E-2024E) New Company Company Company Company Company Company Company Company Company Company AstraZeneca A B C D E F G H I J 17 Source: ’21-24E CAGR based on FactSet median consensus as of 10 December 2020. Median of Peers: 3.6% Cat

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Rare diseases is a strong growth driver Accelerating growth and innovation in an area of high unmet needs Rare diseases are a significant burden to global public health Worldwide rare disease market sales forecast Worldwide sales growth by therapy area (2020E-2026E) Low double-digit % CAGR in worldwide rare disease market >7,000 5% Worldwide rare have FDA-approved medicines Source: EvaluatePharma, Orphan Drug Report, 2020. Source: EvaluatePharma, 2020. Source: EvaluatePharma, World Preview 2020, Outlook to 2026. 18 Musculoskeletal Gastrointestinal Cardiovascular Psychiatry Diabetes Endocrine Respiratory Ophthamology Renal Haematology Infectious Diseases Neurology Dermatology Oncology Rare Diseases Low double-digit CAGR (%) rare diseases are known to exist today 2020E2026E

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Strengthening US presence and leveraging global footprint AstraZeneca Combined company Alexion Other EM EM 13% RoW US 33% Other EM 9% Japan 21% 9% China 12% US 59% US 19% RoW 19% 10% 38% China 17% Europe Japan Europe 4% RoW 10% 19% Japan Europe 19 Note: H1 2020A product sales. EM = Emerging Markets, RoW = Rest of World. AstraZeneca = $12.6bn, Alexion = $2.9bn

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Integration provides enhanced US and global presence AstraZeneca Global with large presence in emerging markets R&D in Cambridge, Gothenburg and Gaithersburg () with satellite R&D in Boston Provides greater platform for Alexion outside the US Alexion Large US footprint; presence in c.20 countries HQ and R&D in Boston / New Haven Manufacturing in Ireland dicated rare disease unit, headquartered in Boston ared strong patient-centric cultures 20 ›De ›Sh

p Shared purpose and values Industry-leading growth Strong financials ctive financial profile with strong revenue growth months1) ma financials (last twelve 10% 32% h Core operating profit margin n $28bn company financial statements over the last four quarters. EBITDA based on reported (AstraZeneca) and GAAP operating profit plus D&A (Alexion). All numbers are before any 20 . Based on actual exchanges rates 2. includes c.$13.5bn acquisition debt financing associated with cash consideration 21 s for Alexion These statements may be subject to amendment by AstraZeneca when stated in the Class 1 Circular and based on AstraZeneca’s accounting policies.” Scientific leadershi Attra Pro-for $32b Revenue Source: Pro-forma financial metrics based on data from acquisition costs and synergies. Notes 1: based on reported information as of 30/09/20 These statements are based on US GAAP financial result Reve nue growt n$11b EBITDA Net debt2

Scientific leadership Shared purpose and values Industry-leading growth Strong financials Capital-allocation Alexion supports value priorities creation accretive, value-enhancing progressive 22 Maintaining a strong, investment-grade credit rating Supporting the dividend policy Investment in the business Immediately earnings-opportunities